SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1
TO FORM 8-A
(COMMISSION FILE NO. 000-22701)

FOR REGISTRATION OF CERTAIN CLASSES OF
SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

GEVITY HR, INC.
(Exact name of registrant as specified in its charter)

Florida	65-0735612
(State of Incorporation or organization)	(IRS Employer Identification No.)

600 301 Boulevard West Bradenton, Florida	34205
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates:____________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

        This Registration Statement amends the Registrant’s Registration Statement on Form 8-A filed June 13, 1997 (Commission File No. 000-22701) to update the description of the class of the registered securities.

ITEM 1. Description of Registrant’s Securities to be Registered.

General

        We are authorized to issue 110,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. The following description of the material terms of our capital stock and our articles of incorporation and bylaws is only a summary, and you should refer to our articles of incorporation and bylaws filed as exhibits to this Registration Statement.

Common Stock

        The following is a brief summary of the terms of our common stock:

        Voting Rights. The holders of our common stock are entitled to one vote per share for each share held of record on any matter to be voted upon by shareholders. Our articles of incorporation do not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors standing for election.

        Dividend Rights. All shares of our common stock are entitled to share equally in any dividends that our board of directors may declare from legally available sources with respect to our shares of common stock.

        Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to our shareholders after payment of all of our prior obligations, including our preferred stock.

        Other Matters. The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

        Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. Except as expressly provided by law or by resolution of our board of directors, the preferred stock has no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of shareholders of our company. We have issued one class of preferred stock which is no longer outstanding. Any further issuances of our preferred stock could have the effect of delaying or preventing a change in control of our company.

Provisions with Anti-Takeover Implications

        Certain Provisions of Florida Law. We are subject to several anti-takeover provisions under the Florida Business Corporation Act that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of those provisions. Our common stock is subject to the “affiliated transactions” and “control-share acquisitions” provisions of the Florida Act. These provisions require, subject to certain exceptions, that an “affiliated transaction” be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an “interested shareholder” and that voting rights be conferred on “control shares” acquired in specified control share acquisitions only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as “interested shares.” Subject to several exceptions, these provisions have the effect of deterring certain transactions between us and our shareholders and certain acquisitions of specified percentages of our common stock, that in each case have not been approved by disinterested shareholders.

        Preferred Stock. Our board of directors is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of the common stock, including the loss of voting control to others. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in our control without shareholder approval.

        Shareholder Rights Plan. On April 23, 2002, our board declared a dividend distribution of one right for each outstanding share of common stock to our shareholders of record as of the close of business on May 7, 2002. Each right entitled the registered holder to purchase from us one share of common stock at a price of $39.60 per share, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement, dated as of April 23, 2002, between us and American Stock Transfer & Trust Company, as rights agent, a copy of which, together with amendments thereto, are included as exhibits to this Registration Statement.

        Until the earliest to occur of: (i) the close of business on the tenth business day (or such later date as specified by our board of directors) following a public announcement that a person or group of persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; (ii) the close of business on the tenth business day (or such later date as specified by our board of directors) following the commencement of a tender offer or exchange offer by a person or group of persons, the consummation of which would result in beneficial ownership by such person or, group (with certain exceptions) of 15% or more of our outstanding common stock; or (iii) the close of business on the tenth business day following the first date of public announcement of the first occurrence of a “flip-in event” or a “flip-over event” (as defined below) the rights will be evidenced by the common stock certificates of the record holders.

        The rights agreement also provides that, until the date of distribution of the rights, the rights can only be transferred together with our common stock.

        No right is exercisable at any time prior to the distribution date. The rights will expire on April 23, 2012 unless earlier redeemed or exchanged by us as described below. Until a right is exercised, the holder thereof will have no rights as a shareholder of our company, including, without limitation the right to vote or to receive dividends.

        The purchase price payable, the number of outstanding rights and the number of shares of our common stock or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of our common stock; (ii) upon the grant to holders of our common stock of certain rights or warrants to subscribe for or purchase our common stock at a price, or securities convertible into our common stock with a conversion price, less than the then current market price of our common stock; or (iii) upon the distribution to holders of our common stock of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in shares of our common stock) or of subscription rights or warrants (other than those referred to above).

        In the event (referred to as a “flip-in event”) that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of our outstanding common stock; (ii) any acquiring person merges into or combines with our company and we are the surviving corporation or any acquiring person effects certain other transactions with us, as described in the rights agreement; or (iii) during such time as there is an acquiring person, there shall be any reclassification of securities or recapitalization or reorganization of our company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of our company or any of its subsidiaries beneficially owned by the acquiring person, proper provision will be made so that each holder of a right, other than rights that are or were owned beneficially by the acquiring person (which, from and after the later of the distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of common stock having a market value of two times the exercise price of the right.

        In the event (referred to as a “flip-over event”) that, following the first date of public announcement that a person has become an acquiring person: (i) we merge with or into a person and we are not the surviving corporation; (ii) a person merges with or into us and we are the surviving corporation, but our shares of common stock are changed or exchanged; or (iii) 50% or more of our assets or earning power, including without limitation securities creating obligations of our company, are sold, proper provision shall be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of such other person which at the time of such transaction would have a market value of two times the exercise price of the right.

        At any time after the later of the distribution date and the first occurrence of a flip-in event or a flip-over event and prior to the acquisition by any person or group of persons of 50% or more of our outstanding common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one common share per right (subject to adjustment).

        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment in the purchase price of at least 1%. We may redeem the rights in whole, but not in part, at a price of $.01 per right, at any time prior to the close of business on the later of: (i) the distribution date; and (ii) the first date of public announcement that a person has become an acquiring person. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        The rights agreement may be amended by us without the approval of any holders of a right, including amendments which add other events requiring adjustment to the purchase price payable and the number of common shares or other securities issuable upon the exercise of the rights or which modify procedures relating to the redemption of the rights, provided that no amendment may be made which decreases the stated redemption price or the expiration date or which modifies a time period relating to when the rights may be redeemed at such time as the rights are not then redeemable.

        The rights issued under our shareholder rights plan have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire control of our company without conditioning the offer on the redemption of the rights. The rights should not interfere with any merger or other business combination approved by our board of directors since (subject to the limitations described above) the rights may be redeemed by us prior to the time that the rights would otherwise become exercisable, or if later, the time that a person or group becomes a potential acquiring person. The rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The rights are intended to assure that our board of directors has the ability to protect our shareholders and our company if efforts are made to gain control of our company in a manner that is not in our best interests or the interests of our shareholders.

        Shareholder Meetings and Written Consent. Our articles of incorporation provide that any action required or permitted to be taken to our shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing. In addition, special meetings of the shareholders can only be called by a majority of the board of directors, the chairman of the board of directors, or by the holders of at least 25% of the outstanding shares of our capital stock then entitled to vote on the matter for which the meeting is being called.

        Shareholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board or directors or a committee of the board. In order for any matter to be considered properly brought before a meeting, a shareholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying, until the next shareholders meeting, shareholder action that is favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third-party from making a tender offer for our common stock, because even if a third party acquired a majority of our outstanding voting securities, it would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly-called shareholders meeting and not by written consent.

        Newly Created Directorships. Our bylaws provide that any newly-created directorship resulting from an increase in the number of directors or a vacancy on our board of directors shall be filled by the vote of a majority of the remaining directors then in office, even though less than a quorum.

        Amendments to Our Articles of Incorporation and Our By-Laws. Amendments to the provisions of our articles of incorporation as described above generally will require the affirmative vote of two-thirds of the voting power of all of our stock entitled to vote generally in the election of directors, voting together as a single class. Our bylaws may be amended by a majority of the directors, subject to the right of our shareholders entitled to vote thereon to adopt, alter, amend and repeal bylaws made by the board of directors or to make new bylaws.

ITEM 2. Exhibits.

        The following exhibits are filed as part of this Registration Statement.

1	Third Articles of Amendment and Restatement of the Articles of Incorporation, as filed with the Secretary of State of the State of Florida on August 12, 2004 (filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed November 9, 2004 and incorporated herein by reference).

2	Third Amended and Restated Bylaws, dated February 16, 2005 (filed as Exhibit 3.01 to the Company’s Current Report on Form 8-K filed February 22, 2005 and incorporated herein by reference).

3	Form of stock certificate for the Company’s Common Stock (filed as Exhibit 4.1 to the Company’s Registration Statement No. 333-22933 on Form S-1/A filed May 30, 1997 and incorporated herein by reference).

4	Rights Agreement dated as of April 23, 2002 between the Company and American Stock Transfer & Trust Company, and Exhibits thereto (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A filed April 25, 2002 and incorporated herein by reference).

5	First Amendment and Supplement to the Rights Agreement between the Company and American Stock Transfer & Trust Company, dated March 5, 2003 (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed March 6, 2003 and incorporated herein by reference).

6	Second Amendment and Supplement to the Rights Agreement between the Company and American Stock Transfer & Trust Company, dated June 6, 2003 (filed as Exhibit 99.7 to the Company’s Current Report on Form 8-K filed June 10, 2003 and incorporated herein by reference).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GEVITY HR, INC.
By: /s/ Gregory M. Nichols

Gregory M. Nichols
Senior Vice President and General Counsel
Dated: May 25, 2005

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Third Articles of Amendment and Restatement of the Articles of Incorporation, as filed with the Secretary of State of the State of Florida on August 12, 2004 (filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed November 9, 2004 and incorporated herein by reference).

2	Third Amended and Restated Bylaws, dated February 16, 2005 (filed as Exhibit 3.01 to the Company’s Current Report on Form 8-K filed February 22, 2005 and incorporated herein by reference).

3	Form of stock certificate for the Company’s Common Stock (filed as Exhibit 4.1 to the Company’s Registration Statement No. 333-22933 on Form S-1/A filed May 30, 1997 and incorporated herein by reference).

4	Rights Agreement dated as of April 23, 2002 between the Company and American Stock Transfer & Trust Company, and Exhibits thereto (filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A filed April 25, 2002 and incorporated herein by reference).

5	First Amendment and Supplement to the Rights Agreement between the Company and American Stock Transfer & Trust Company, dated March 5, 2003 (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed March 6, 2003 and incorporated herein by reference).

6	Second Amendment and Supplement to the Rights Agreement between the Company and American Stock Transfer & Trust Company, dated June 6, 2003 (filed as Exhibit 99.7 to the Company’s Current Report on Form 8-K filed June 10, 2003 and incorporated herein by reference).